RAINCHIEF ENERGY INC.

RAINCHIEF ANNOUNCES RESIGNATION OF DIRECTOR

For Immediate Release

August 7, 2012 - Vancouver, BC - Rainchief Energy Inc. (OTCBB: RCFEF) today announced that on July 30, 2012, the company accepted a notice of resignation from Robin Lecky from his position as a director of the company.  Mr. Lecky’s resignation was not due to any disagreement with the company on any matter relating to its operations, policies or practices.

RainChief Energy Inc. is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com